UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Virtual Closet, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92828F103
(CUSIP Number)

Mr. Dongke Zhao
Dongxing Building, 4th Floor
No.1 Xinke Road
Xi’an, the People’s Republic of China 710043
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 10, 2010
__________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.           Names of Reporting Persons

Dongke Zhao

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.           SEC Use Only ...........................................................................................................................

4.           Source of Funds (See Instructions)
AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  □

6.   Citizenship or Place of Organization

People’s Republic of China

	7.	Sole Voting Power 785,454
Number of Shares Bene-	8.	Shared Voting Power 0
ficially Owned by Each Reporting	9.	Sole Dispositive Power 785,454
Person With	10.	Shared Dispositive Power 0

11.          Aggregate Amount Beneficially Owned by Each Reporting Person
785,454

12.          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      □

13.          Percent of Class Represented by Amount in Row (11)
36.0%**

14.           Type of Reporting Person (See Instructions)
IN

**This calculation is based upon 2,181,818 shares of common stock of Virtual Closet outstanding as of May 10, 2010, as reported in Virtual Closet’s report on Form 8-K dated as of May 10, 2010.

Item 1.                        Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.001 par value, of Virtual Closet, Inc., a Nevada corporation (the “Issuer”). The principal offices of the Issuer are located at Dongxing Building, 4th Floor, No.1 Xinke Road, Xi’an, the People’s Republic of China 710043.

Item 2.       Identity and Background

(a)	This statement is being filed by Mr. Dongke Zhao (the “Reporting Person”).

(b)	The Reporting Person’s business address is Dongxing Building, 4th Floor, No.1 Xinke Road, Xi’an, the People’s Republic of China 710043.

(c)
The Reporting Person is a director and Chief Executive Officer of the Issuer. The Issuer’s principal business address is Dongxing Building, 4th Floor, No.1 Xinke Road , Xi’an, the People’s Republic of China 710043.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China (the “PRC”).

Item 3.                        Source and Amount of Funds or Other Consideration

On May 10, 2010, the Issuer entered into and closed a share exchange agreement (the “Share Exchange Agreement”) with Dong Ke Pharmaceutical, Inc., a Delaware corporation (“DK Pharmaceutical”) that controls Yangling Dong Ke Maidisen Pharmaceuticals, Co. Ltd., a PRC company (“Dongke Maidisen”) through contractual agreements between Dongke Maidisen and DK Pharmaceutical’s wholly owned subsidiary, Yangling Slovan Pharmaceutical Co., Ltd. (“Slovan”), all of the shareholders of DK Pharmaceutical, and the shareholders who collectively own a majority shares of common stock of the Company (the “VIRZ Controlling Stockholders”).

Pursuant to the Share Exchange Agreement, the Issuer acquired all of the outstanding capital stock and ownership interests of DK Pharmaceutical from DK Pharmaceutical’s shareholders in exchange for 1,941,818 newly-issued shares of the Issuer’s common stock.  Of the 1,941,818 shares, the Reporting Person, a shareholder of DK Pharmaceutical, received 785,454 shares of common stock.

Item 4.       Purpose of Transaction

The consummation of the Share Exchange Agreement was part of a series of transactions undertaken by the Issuer in order to accomplish the acquisition of the business of Yangling Dong Ke Maidisen Pharmaceuticals, Co. Ltd., a company organized under the law of the People’s Republic of China, by the Issuer.

Other transactions included, without limitation:

•	The appointment of a new Chief Executive Officer and Chief Financial Officer, on May 10, 2010;
•	A change in control of the Issuer under which the Issuer’s former sole director resigns and five new directors are appointed to its board of directors, effective May 10, 2010;
•
Pursuant to the Share Exchange Agreement, the Issuer acquired 100% of the capital stock of DK Pharmaceutical in exchange for 1,941,818 newly-issued shares of the Issuer’s common stock, and the VIRZ Controlling Stockholders agreed to cancel an aggregate of 10,015,000 shares of the Issuer’s common stock.

As a result of the Share Exchange Agreement, Dongke Maidisen serves as the Issuer’s operating entity. The Issuer controls Dongke Maidisen via WFOE, the Issuer’s indirect wholly-owned subsidiary, through a series of contractual agreements entered into between WFOE and Dongke Maidisen.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in  paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                      Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 785,454 shares of the Issuer’s common stock, which represents approximately 36.0% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 785,454 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares has reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 785,454 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements related to the Share Exchange Agreement described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1.
Share Exchange Agreement, dated May 10, 2010, by and among the Issuer, Virtual Closet Inc., Dong Ke Pharmaceutical, Inc., You Ting Zhu, Ge Lin, Jia Tan Fang, and  the shareholders of Dong Ke Pharmaceutical, Inc. (incorporated by reference to the exhibits to the Issuer’s Current Report on Form 8-K filed with the SEC on May 10, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2010	By:	/s/ Dongke Zhao
Dongke Zhao